UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                       (Amendment No. One)*

                        ATLAS CORPORATION
                         (Name of Issuer)

                          COMMON SHARES
                  (Title of Class of Securities)

                            049267305
                          (CUSIP Number)

         HAROLD P. HANDS, EXECUTIVE VICE PRESIDENT, LEGAL
MACKENZIE FINANCIAL CORPORATION, 150 BLOOR STREET WEST, SUITE M111,
             TORONTO, ONTARIO  M5S 3B5 (416) 922-5322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        September 19, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ X ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049267305            13D                    Page 2 of 4



     1.   NAME OF REPORTING PERSON
         S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
         Industrial Mortgage Securities Fund, by its Investment Advisor, Mackenzie Financial Corporation

     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a) [   ]
                                                      (b) [ x ]

     3.  SEC USE ONLY

     4.  SOURCE OF FUNDS
         Internal, Investment Company Assets

     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                     [   ]

     6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Toronto, Ontario, Canada

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     7.  SOLE VOTING POWER
         0 Shares (through investment advisor, Mackenzie Financial
         Corporation

     8.  SHARED VOTING POWER
         NIL

     9.  SOLE DISPOSITIVE POWER
         0 Shares (through investment advisor, Mackenzie Financial
         Corporation

     10. SHARED DISPOSITIVE POWER
         NIL

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 Shares

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES. *                                          [   ]

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

     14. TYPE OF REPORTING PERSON *
         IC - Unregistered Investment Company (Canadian Mutual Fund Trust)

                           Schedule 13D              Page 3 of 4

Item 1   Security and Issuer
         Common Shares
         Atlas Corporation
         Republic Plaza, 370 Seventeenth Street
         Suite 3150, Denver CO    80202-5631

Item 2   IDENTITY AND BACKGROUND

Item 2(a)  Name
         Industrial Mortgage Securities Fund

Item 2(b)  Business Address
         150 Bloor Street West, Suite M111
         Toronto, Ontario, Canada   M5S 3B5

Item 2(c)  Principle Business
         Canadian Mutual Fund Trust

Item 2(d)  Criminal Convictions
         Nil

Item 2(e)  Civil Proceedings
         Nil

Item 2(f)  Citizenship
         N/A

Item 3   Source and Amount of Funds or Other Consideration
         Purchase price paid from internal source - net assets of Canadian mutual fund trust.

Item 4   Purpose of Transaction
         The purpose of the transactions reported on this Form Schedule 13D is investment. The reporting entity has acquired the securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and Exchange Act of 1934, as amended.

Item 5   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) Aggregate Number and Percentage of Shares Beneficially Owned 0 shares, 0.0%.

Item 5(b)  Number of Shares as to which such person has:
    (i)  Sole power to vote or direct the vote:          0 shares
    (ii) Shared power to vote or direct the vote:             NIL
    (iii)  Sole power to dispose or direct the disposition:0 shares
    (iv) Shared power to dispose or direct the disposition:          NIL

                           Schedule 13D              Page 4 of 4


Item 5(c)  Transactions
         (i)   Transaction effected by:          N/A
         (ii)  Date:
         (iii) Amount:
         (iv)  Price per share:
         (v)   Where and how transaction effected:

Item 5(d)  Other Interests
         Nil

Item 5(e) Date on which reporting person ceased to be beneficial owner of more than 5%
         September 19, 1996

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         N/A

Item 7   Material to be Filed as Exhibits
         N/A





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





         Harold P. Hands                         September 26, 1996
         Executive Vice President, Legal